UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

EXTRACT OF THE MINUTES OF THE 334th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 15th, 2017

1.         DATE, TIME AND PLACE: At 09:00 a.m., on December 15th, 2017 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), with the written votes of Mr. Yuhai Hu, Mr. Yang Qu and Mr. Daobiao Chen, cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws.

4.         PRESIDING BOARD: Chairman – Yumeng Zhao and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, with due abstentions from voting, unanimously resolved as follows:

(i) To take cognizance and discuss the following matters examined by the Board’s Advisory Committees and Commissions during the months of November and December:

(ii) To take cognizance of the managerial highlights and material facts occurred since the last meeting of the Board of Directors, as reported by the Chief Executive Officer.

(iii) to recommend, in accordance with the Resolution n. 2017127-E, the favorable vote to its representatives on the Board of Directors of CPFL Geração de Energia S.A., to establish amendments to the Agreements for Effects Allocation of GSF Renegotiation, with effect from 04/27/2017.

(iv) to recommend to its representatives in the administrative bodies of the following companies the favorable vote for the replacement of Mr. Pedro Akos Litsek, former Executive Officer of Companhia Energética Rio das Antas - Ceran, Campos Novos Energia - Enercan, CPFL Transmissão Piracicaba S.A. and CPFL Transmissão Morro Agudo S.A., Investco S.A., by Mr. Fernando Mano da Silva.

(v) to recommend, in accordance with the Resolution n. 2017124-E, the favorable vote to its representatives on the Board of Directors of the controlled companies, for approval of: (i) the execution of new contracts for the acquisition of self-grounded concrete distribution poles for Rio Grande Energia’s (“RGE”) concession area, in the total amount of up to R$ 81,722,429.92 (eighty-one million, seven hundred and twenty-two thousand, four hundred and twenty-nine reais and ninety-two cents); (ii) the execution of new contracts for the acquisition of concrete distribution pole for RGE Sul Distribuidora de Energia’s (“RGE SUL”) concession area, in the total amount of up to R$ 91,096,348.52 (ninety-one million, ninety-six thousand, three hundred and forty-eight reais and fifty-two cents and (iii) the execution of an amendment of value and extension of the contract term of validity with RGE’s suppliers with all contracts being valid until 10th April, 2018.

(vi) recommend, in accordance with Resolution n. 2017131-E, the favorable vote to its representative at the Extraordinary General Meeting of the Distribution Companies CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa (collectively referred to as “Merged Companies”) and of CPFL Jaguari (“Merging Company”), the following subject matters for approval: (i) Engagement of KPMG Auditores Independentes, which was the expert responsible for preparing the Valuation Report on the Net Equity at Book Value of the Merged Companies; (ii) Valuation Report on the Net Equity at Book Value of the Merged Companies as of October 31, 2017; (iii) Protocol of Justification of Merger to be entered into between the Merged Companies and their Merging Company; (iv) Merger of the net equity at book value of the distribution companies CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa into CPFL Jaguari, with the resulting dissolution of the Merged Companies; (v) The recognition in CPFL Jaguari of  the net equity at book value merged in the following manner: (v.a) Capital Reserve of R$ 486,214.26 (four hundred and eight-six thousand, two hundred and fourteen reais and twenty-six cents), related to the inflation adjustment under Law 8,200/91; (v.b) Statutory Reserve - concession financial asset of R$ 45,173,813.17 (forty-five million, one hundred and seventy-three thousand, eight hundred and thirteen reais and seventeen cents); (v.c) Statutory Reserve - working capital strengthening setting up of a statutory reserve of working capital strengthening of R$ 26,486,368.07 (twenty-six million, four hundred and eighty-six thousand, three hundred and sixty-eight reais and seven cents); (v.d) Earnings retention reserve for investment: setting up of a reserve for investment of R$ 18,041,000.00 (eighteen million and forty-one thousand reais); (v.e) Legal Reserve: setting up of a legal reserve of R$ 19,296,346.00 (nineteen million, two hundred and ninety-six thousand, three hundred and forty-six reais); (v.f) Earnings Reserve: setting up of an earnings reserve of R$ 42,642,836.64 (forty-two million, six hundred and forty-two thousand, eight hundred and thirty-six reais and sixty-four cents), related to dividend not distributed by the Merged Companies, calculated based on the realization of reserves and profit as of October 31, 2017, which is due for payment as dividend to its controlling shareholder CPFL Energia; (v.g) Capital Increase: capital increase in CPFL Jaguari in the amount of R$ 149,764,080.06 (one hundred and forty-nine million, seven hundred and seventy-four thousand, eighty reais and six cents)), with no issue of shares; (vi) Amendment to Article 5 of the Bylaws of CPFL Jaguari, in order to reflect the effects of the merger, which will have the following wording: Article 5 – The subscribed and paid-in capital is R$ 170,396,184.74 (one hundred and seventy million, three hundred and ninety-six thousand, one hundred and eighty-four reais and seventy-four cents), divided into 209.294.316 (two hundred and nine million, two hundred and ninety-four thousand, three hundred and sixteen) shares, of which 197,547,527 (one hundred and ninety-seven million, five hundred and forty-seven thousand, five hundred and twenty-seven) common shares and 11,746,789 (eleven million, seven hundred and forty-six thousand, seven hundred and eighty-nine) preferred shares, all registered and with no par value”; and (vii) Authorization for the Executive Officers of the Merged Companies and the CPFL Jaguari Merger to take all measures and actions required to carry out the merger operation.

(vii) To recommend, in accordance with Resolution n. 2017109-E, the favorable vote to its representatives in the Board of Executive Officers of Companhia Jaguari de Energia (“CPFL Jaguari”) for the execution  of the 6th Amendment to the Concession Agreement n. 15/1999 entered with  CPFL Jaguari, which will be effectively as from January 1st, 2018, in order to reflect the grouping concession of the distributors Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and CPFL Jaguari by means of a merger by incorporation, which is conditioned to ANEEL’s approval.

(viii) recommend, in accordance with the Resolution n. 2017111-E, the favorable vote (a) for its representative at the Extraordinary General Meeting of RGE Sul to approve a capital increase of R$45,000,000.00 (forty-five million reais), without issuance of new common shares, related to advances for future capital increase ("AFAC") of CPFL Jaguariúna, with the consequent amendment of the Bylaws; (b) for its representative at the Extraordinary General Meeting of RGE Sul and at the Shareholders’ Meeting of CPFL Jaguariúna, to approve: (i) Hiring of KPMG Auditores Independentes, responsible for the preparation of the  Appraisal Report on the net equity, at book value, of CPFL Jaguariúna; (ii) Appraisal Report, at book value, of CPFL Jaguariúna that determined, as of July 31st, 2017, a net equity of R$ 1,637,368,743.94 (one billion, six hundred and thirty seven million, three hundred and sixty-eight thousand and seven hundred forty-three Reais and ninety-four centavos); (iii) Protocol of Justification of Merger by Incorporation to be signed by CPFL Jaguariúna and RGE Sul; (iv) Merger by Incorporation of CPFL Jaguariúna into RGE Sul, with the consequent extinguishment of CPFL Jaguariúna; (v) a capital stock increase of R$ 63,526,548.02 (sixty-three million, five hundred and twenty-six thousand, five hundred and forty-eight Reais and two cents) in RGE Sul, due to the effects of the merger by incorporation operation; (vi) Amendment to the RGE Sul’s Bylaws to modify its Article 5, in order to reflect the merger by incorporation effects; and (vii) Authorization for the Executive Officers of RGE Sul to take all measures and actions required to carry out the merger operation.

(ix) to approve the revision of Corporate Governance Documents of CPFL Energia to amend: (i) the Internal Regulations of the Board of Directors of CPFL Energia and (ii) the Corporate Governance Guidelines, in accordance with the material filed in the headquarters of the Company.

(x) to recommend, in accordance with the resolution n. 2017114-E, to its representatives in the Extraordinary General Meeting and Partners Meeting of subsidiaries companies of CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Jaguari, CPFL Geração, CPFL Brasil, CPFL Brasil Varejista, CPFL Planalto, CPFL Cone Sul, Clion, CPFL GD, CPFL Eficiência, CPFL Serviços, CPFL Telecom, CPFL Transmissão Piracicaba, CPFL Transmissão Morro Agudo, NECT, TI NECT, CPFL Atende, CPFL Total, CPFL Jaguari de Geração, CPFL Centrais Geradoras to approve  the proposal of revision and amendment of the Bylaws and Articles of Association.

(xi) to recommend, in accordance with the Resolution n. 2017125-E, the favorable vote to its representatives on the Board of Directors of controlled companies, for approval of the non-recourse receivables assignment, up to the total amount of R$ 480,000,000.00 (four hundred and eighty million reais), as follows: (a) CPFL Paulista non-recourse receivables assignment of up to R$243,000,000.00 (two hundred and forty three million reais); (b) CPFL Piratininga non-recourse receivables assignment of up to R$95,000,000.00 (ninety and five hundred million reais); (c) RGE non-recourse receivables assignment of up to R$142,000,000.00 (one hundred and forty two million reais).

(xii) To recommend, in accordance with the Resolution n. 2017128-E, the favorable vote to its representatives on the Board of Directors of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) for approval of the proposal of participation in the next New Energy Auction MCSD (Surplus and Deficits Compensation Mechanism) 2018.

(xiii) to approve, in accordance with Article 17, (o) of the Company’s Bylaws, the Internal Audit Annual Plan of CPFL Energia and its subsidiaries, to 2018 fiscal year, and the corresponding financial budget (MSO);

(xiv) to approve the beneficiaries of the Long Term Incentive Plan, in accordance with the material filed in the headquarters of the Company.

(xv) to recommend to its representatives in the Extraordinary General Meeting and Partners Meeting of subsidiaries companies of CPFL Energia, namely: CPFL Paulista, CPFL Piratininga CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari de Energia, CPFL Mococa, CPFL Geração, CPFL Serviços, CPFL Total, the vote for approval in order to rectify the global compensation of administrators for the period of March 2016 to April 2017, approved in the Annual General Meeting and Partners’ Meeting of 2016.

(xvi) To approve the Strategic Plan to CPFL Group, for 2018 to 2022.

(xvii) To elect, pursuant to item (a), Article 17 of the Bylaws, Mr. Gustavo Pinto Gachineiro, Brazilian, married, lawyer, bearer of RG N. 18.974.765-1 SSP/SP and CPF N. 247.699.058-23, with address at the City of São Paulo, State of São Paulo, at Rua Conde de Porto Alegre, 944 - apto 202-B, CEP 04608-001 of  to the office as Chief Legal and Institutional Relations Officer, with term of office starting at January, 17th, 2018, to the current term of office of the Board of Executive Officers, elected in the Board of Directors Meeting held on May 8th, 2017, until the meeting of the Board of Directors to be held after the 2019’s Annual Shareholders Meeting.

The Executive Officer hereby elected shall be invested in his respective position upon execution of the Instrument of Investiture drawn up in the Book of Minutes of the Board of Executive Officers, the Consent to Appointment, referred to in the Listing Rules of the Novo Mercado of BM&FBOVESPA, under which they undertake to comply with the rules therein.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Yuhai Hu, Mr. Daobiao Chen, Mr. Andre Dorf, Mr. Yang Qu, Mr. Yumeng Zhao (Chairman), Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is an extract of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December, 15th, 2017.

Yumeng Zhao

Chairman

Gustavo Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.